

Mail Stop 7010

May 5, 2009

via U.S. mail and facsimile

Larry W. Seay, Chief Financial Officer
Meritage Homes Corporation
17851 North 85th Street, Suite 300
Scottsdale, Arizona 85255

> **RE: Meritage Homes Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 1-9977**

Dear Mr. Seay:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 – Business and Summary of Significant Accounting Policies, page 49

Warranty, page 53

1. Please revise your presentation of your warranty reserve rollforward to present the line items required by paragraph 14 of FIN 45 in future filings. Specifically, please separately present the additions related to warranties issued during the reporting period and the additions related to preexisting warranties.

2. We note that there have been issues identified with homes built in Florida regarding the use of Chinese-made drywall. We further note that Larry Seay confirmed during the first quarter of fiscal year 2009 earnings conference call your exposure at the time of the call was 150 homes. Please confirm to us that you have determined it to be remote that this loss contingency will have a material impact to your consolidated financial statements including the factors you considered in reaching this conclusion. Refer to paragraphs 8-10 of SFAS 5 for guidance. Otherwise, please disclose the following in future filings, at a minimum:

    *   the number of homes that are at-risk for having the Chinese-made drywall;
    *   the number of homes that are confirmed to have the Chinese-made drywall;
    *   the amount accrued as of December 31, 2008 and March 31, 2009;
    *   the amount or range of reasonably possible loss as of December 31, 2008 and March 31, 2009; and
    *   if you have been included as a defendant and/or responsible party to any lawsuits.

    Please provide us with the disclosures you intend to include in future filings, as appropriate. Please also tell us when you learned of the issues associated with the Chinese-made drywall, including your consideration of the guidance in paragraph 11 of SFAS 5 and AU Section 560 for the preparation of your fiscal year 2008 Form 10-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

> · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

> · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief